GALEM GROUP INC.

3773 Howard Hughes Parkway, Ste. 500S

Las Vegas, NV 89169-6014

Tel.  702-960-0696

Email: galemgroup@gmail.com

January 26, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Ms. Sara Von Althann

GALEM GROUP INC.

Registration Statement on

Form S-1 (File No. 333-213608)

Dear Ms. Sara Von Althann:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, GALEM GROUP INC. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to Wednesday, February 1, 2017 at 3:00 p.m. Eastern Time, or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Very truly yours,

By:	/s/	Emiliya Galfinger
	Name:	Emiliya Galfinger
	Title:	President, Treasurer and Secretary
(Principal Executive, Financial and Accounting Officer)